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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Edge Technology Group, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

279869 10 1

(CUSIP Number)

Joe Kelly, Director, GCA Strategic Investment Fund, Limited
c/o Prime Management Ltd.
Mechanics Building
12 Church Street
Hamilton, Bermuda HM 11

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

July 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 279869 10 1	PAGE 2 of 6 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
GCA Strategic Investment Fund, Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

	(7)	SOLE VOTING POWER
NUMBER OF		8,107,787
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		8,107,787

	(10)	SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,107,787

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.6%

(14)	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.  Security and Issuer

     This statement relates to the ownership of common stock, par value $0.01 per share (“Common Stock”), of Edge Technology Group, Inc., a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 1445 Ross Avenue, Suite 4500, Dallas, Texas 75202.

Item 2.  Identity and Background

GCA Strategic Investment Fund, Limited

     This statement is filed by GCA Strategic Investment Fund, Limited, a Bermuda corporation (“GCA” or the “Reporting Company”). The address of GCA’s principal business and its principal office is c/o Prime Management Ltd., Mechanics Building, 12 Church Street, Hamilton, Bermuda HM 11. The principal business of GCA is to hold and manage investments in other companies.

Directors of GCA

     Pursuant to Instruction C to Schedule 13D, the following information is included herein with respect to the following directors of GCA (each, a “Director”):

Present Principal
	Business Address of	Occupation or Employment	Citizenship of
Name of Director	Director	of Director	Director

Joe Kelly	12 Church Street Mechanics Bldg. Hamilton, Bermuda HM11	Mutual Fund Administrator	Bermuda
John Kelley	12 Church Street Mechanics Bldg. Hamilton, Bermuda HM11	Mutual Fund Administrator	Bermuda
Rod Forrest	Wakefield Quinn, Chancery Hall 52 Reid Street Hamilton, Bermuda, HM 12	Attorney	Bermuda
Lewis N. Lester	227 Kingstreet Frederiksted, USVI 00840	Investment Advisor	United States
Michael S. Brown	227 Kingstreet Frederiksted, USVI 00840	Attorney	United States
Bradley A. Thompson	227 Kingstreet Frederiksted, USVI 00840	Financial Analyst	United States

     During the last 5 years, neither GCA nor any Director has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither GCA nor any Director was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, GCA or any such Director was or is subject to judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration

     The funds needed to acquire the shares beneficially owned by GCA were derived from its working capital account.

Item 4.  Purpose of Transaction

     The Reporting Company acquired beneficial ownership of the Securities for the purpose of investment. The Reporting Company intends to continuously review its investment and the Issuer, and may in the future determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the Securities of the Issuer owned by it, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, the disposition of Securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (h) the taking of any other action similar to those enumerated above. The Reporting Company also reserves the right to take other actions to influence the management of the Issuer should it deem such actions appropriate.

Item 5.  Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage of Securities. The Reporting Company is the beneficial owner of the shares as set forth on page 2. No Director owns any Common Stock.

(b)	Power to Vote and Dispose. The Reporting Company has sole voting and dispositive power over the shares as identified in response to Item 5(a) above.

(c)	Transactions Within the Past 60 Days. Neither the Reporting Company nor any director has effected any other transaction involving Common Stock, within sixty (60) days preceding the date hereof.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships with respect to Securities of the Issuer among the persons listed in Item 2 and between such persons and any person.

Item 7.  Material to Be Filed as Exhibits

     There are no Exhibits to be filed.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8/7/02

(Date)

GCA Strategic Investment Fund, Limited

By:	/s/ Michael Brown

Name:	Michael Brown

Title:	Director